Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

July 31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Karen Rossotto

Re:	Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A of Treasury Portfolio (the “Fund”), a series of Investors Cash Trust (the “Trust”) (Reg. Nos. 033-34645; 811-06103)

Dear Ms. Rossotto,

This letter is being submitted on behalf of the Fund in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on July 18, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on June 2, 2014 (the “Amendment”).

The Staff’s comments are restated below followed by the Fund’s responses.

1.      Cover Page

Comment:  Please update the Explanatory Note on the Cover Page to note that the Prospectuses and Statements of Additional Information included with the filing are for classes of the Fund and not “series” of the Trust.

  Response:  The Fund has made the requested change.

2.     Expense Information

  Comment: Please confirm that the expense information will be included in the final Prospectuses filed with the SEC.

  Response: The Fund confirms that the expense information will be included in the final Prospectuses filed with the SEC.

3.      Risk Disclosure

  Comment: Consider whether any additional adjustments would be appropriate to the risk disclosure included in the Prospectuses in light of the Fund’s change in investment strategy.

   Response: The Fund has reviewed the risk disclosure in light of the Fund’s investment strategy and made any appropriate changes or clarifications.

4.	Regulatory Risk

Comment: Given that the SEC will likely vote on money market reform next week, consider what changes may be necessary to the “Regulatory risk” contained in the Prospectuses.

Response: The Fund has revised the “Regulatory risk” disclosure in light of the SEC’s recent vote on money market reform.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3986.

Sincerely yours,

/s/Scott D. Hogan

Scott D. Hogan
Director and Counsel

cc.  John Marten, Vedder Price P.C.